Mail Stop 0303


March 30, 2005

By facsimile (206) 623-7022 and U.S. Mail

William Gleeson
Preston Gates Ellis LLP
925 Fourth Avenue Suite 2900
Seattle, Washington 98104-1158

		RE:	Alaska Air Group, Inc.
			Preliminary Proxy Statement on Schedule 14A
			File No. 001-08957
			Filed March 23, 2005

Dear Mr.Gleeson:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

   1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all of the information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Letter to Stockholders

   2. Revise your disclosure to state that the execution of your proxy card will revoke any previously executed proxies. Clarify that shareholders may revoke previously executed proxies by voting in person at the meeting.

Annual Meeting Information

3. We note that the record date for the annual meeting is March
18, 2005. Please tell us when you sent the notice required by Rule 14a-13, and confirm your understanding that the cards must be sent at least 20 business days prior to the record date.

Questions and Answers, page 3
Why am I receiving this annual meeting information and proxy? Page
3
   4. We note your disclosure concerning shareholders who own their shares through a brokerage, trust, or similar account. Disclose what steps these shareholders will need to take in order to vote.

You may vote on the Internet, page 3

   5. Revise this disclosure to clarify for shareholders that if they vote on the Internet, but wish to change their vote with a later, written proxy card, or by voting in person at the meeting, they are entitled to do so.

You may vote by phone, page 3

   6. Please advise us as to how you plan on verifying that any person from whom you have received a telephone or internet proxy has previously been furnished with a proxy statement. See Rule
14a-3(a).

What if I change my mind after I submit my proxy? Page 3

   7. It is not clear to us how a telephonic vote may super cede a previously executed written proxy. Please revise or advise.

What about Broker Non-Votes?

   8. Advise us of the reasons that the company is not able to determine whether the election is "contested" for purposes of the NYSE rules. Please be advised that you will need to include disclosure concerning the nature of the election prior to finalizing your proxy statement. In addition, advise us, with a view toward disclosure, whether a NYSE determination that this election is contested will prohibit or otherwise limit the company`s ability to solicit and/or accept votes by telephone or the internet under other NYSE rules.

How many votes must each of the stockholder proposals receive in order to pass?

   9. We note your disclosure that the board has determined
Proposals 2 through 6 would violate Delaware law. This determination calls for a legal conclusion in each case. Please furnish the name of the legal counsel on whose opinion you are relying, and provide their full legal analysis of why each separate proposal is not consistent with Delaware law. State whether counsel has consented to the use of its name. If counsel has not been engaged for this purpose, revise the document to make clear the Board of Directors has reached its determination in the absence of an opinion from legal counsel.

Director Nomination Policy

   10. Item 7(d)(1)(ii)(E) requires disclosure of the nominating committee`s policies with respect to consideration of nominees proposed by stockholders. Please include a substantive description of the relevant bylaw section in your disclosure, rather than a generic reference to the section and an expression of willingness to furnish shareholders with a copy on request.

   11. Move the definition of "Qualified Stockholders" up to the first place it appears in your document to facilitate the reader`s understanding of the term.

   12. Statements of opinion or belief should be clearly characterized as such, and a reasonable basis must exist for each opinion or belief. Support for statements of opinion or belief should be self-evident, disclosed in the proxy statement, or provided to the staff on a supplemental basis. Revise the proxy statement to ensure that statements of opinion or belief have not been improperly characterized as statements of fact. In addition, please address the following non-exhaustive list of examples by providing support:

* "Without a rights plan the Board would lose an important bargaining tool in negotiating a transaction with a potential acquirer or pursuing a potentially superior alternative to a hostile takeover offer."

* "...the Company believes there is substantial empirical evidence that a stockholder rights plan may better position a board of directors to achieve the best result for all stockholders in the event there is a bid for the Company."

* "the Board believes that the support by directors of the special interests of the constituencies that elected them [by the proposed cumulative voting] could create partisanship and divisiveness among Board members and impair the Board`s ability to operate effectively as a governing body, to the detriment of the Company`s stockholders."

Proxy Card

13. Please revise your proxy card to clearly mark it as "preliminary".

   14. Please confirm that you will not use discretionary authority conferred with the proxies to vote upon matters that have come to your attention a reasonable time before the meeting. See
Rule 14a-4(c).

  15. Revise each of the stockholder proposals to provide a clearly designated box, identical to those provided for proposal 1, so that stockholders may choose for, against or abstain for each proposal.

Closing Comments

      Please revise the filing in response to these comments. Provide a cover letter keying your responses to these comments, and file that letter electronically. Please provide any requested supplemental information. If you believe that complying with the comments is not appropriate, tell us why in your letter. We may have comments after reviewing your revised materials and your responses.

Please direct questions to me at (202) 942-1762.

Sincerely,


Julia E. Griffith
Special Counsel
Office of Mergers and Acquisitions